EXHIBIT 99.1

Golar closes acquisition of New Fortress Energy stake in FLNG Hilli

Further to the announcement on February 6, 2023, Golar LNG Limited (“Golar”) is pleased to confirm today that the agreement to acquire New Fortress Energy Inc.’s (“NFE”) interest in FLNG Hilli, effective January 1, 2023, has closed.

In return for NFE’s 50% Common Unit holding in Golar Hilli LLC, Golar has transferred its remaining 4.1 million NFE shares to NFE, paid NFE $100 million in cash, and assumed approximately $323 million of FLNG Hilli debt.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
March 15, 2023
Enquiries:
Golar Management Limited: + 44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO
Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act